As filed with the Securities and Exchange Commission on August 24, 2009

Securities Act File No. 333-138072
Investment Company Act File No. 811-21964

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the
Securities Exchange Act of 1934)

Rochdale Core Alternative Strategies Fund TEI LLC
(Name of Issuer)

Rochdale Core Alternative Strategies Fund TEI LLC
 (Names of Person(s) Filing Statement)

Units of Interest, Par Value $0.01
(Title of Class of Securities)

Kurt Hawkesworth, Esq.
Senior Executive Vice President and General Counsel
Rochdale Investment Management LLC
570 Lexington Avenue
New York, New York 10022 6837
(212) 702-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)
____________________________________________

Copies to:
Robert S. Schneider, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, 18th Floor
New York, New York 10176

CALCULATION OF FILING FEE

Transaction Valuation: $3,500,000*	Amount of Filing Fee: $195.30**

*	Calculated at the aggregate maximum purchase price to be paid for Units in the offer.
**	Calculated at $55.80 per $1,000,000.00 of the Transaction Valuation.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________  Filing Party:__________________
Form or Registration No.:_______________   Date Filed:___________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)   The name of the issuer is Rochdale Core Alternative Strategies Fund TEI LLC (the “Fund”), a closed-end investment company organized as a Delaware limited liability company.  The Fund is structured as a “feeder” fund in a “master/feeder” structure that invests substantially all of its assets in Rochdale Core Alternative Strategies Master Fund LLC (the “Master Fund”) indirectly through Rochdale Core Alternative Strategies Fund (Cayman) LDC (the “Offshore Fund”).  The Master Fund and the Offshore Fund have the same investment objective as the Fund.  All portfolio investments for the Fund are made at the Master Fund level.  The Master Fund is simultaneously tendering for its own interests.  The principal executive offices of the Fund are located at 570 Lexington Avenue, New York, New York 10022 6837, (212) 702-3500.

(b)   The title of the securities being sought is units of limited liability company interests (“Units”).  As of July 31, 2009 there were approximately7,620.09 Units issued and outstanding.

(c)   The Units are not currently traded on an established secondary trading market.

Item 3.	Identity and Background of Filing Person.

(a)   The Fund is tendering for its own Units.  The Master Fund will repurchase interests in the Master Fund equivalent in value to the value of the Units tendered to the Fund by its members consistent with the terms of the offer and to Rochdale Core Alternative Strategies Fund LLC (the “Taxable Fund”), another feeder fund that invests in the Master Fund, by its members.  The information required by this Item is set forth in Item 2(a) above.

(b) - (c)    Not applicable.

Item 4.	Terms of the Transaction.

(a)	(1)

(i)	The Fund is seeking tenders for Units having an aggregate net asset value on September 30, 2009 not to exceed $3,500,000 (the “Offer”).

(ii)
For each Unit tendered, the security holder will receive a promissory note entitling the security holder to a cash amount equal to at least 90% of the net asset value per Unit calculated on September 30, 2009, of the Units tendered by such security holder and accepted for purchase by the Fund, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 24, 2009 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase.  A copy of the Offer to Purchase and the related Form of Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii)
The Offer is scheduled to expire on September 22, 2009, unless extended.  Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)
Reference is hereby made to Cover Page, Summary Term Sheet, Section 1 “Background and Purpose of the Offer” and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)	Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix)
Reference is hereby made to the Cover Page, Section 1 “Background and Purpose of the Offer,” Section 3 “Amount of Tender” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)	Reference is hereby made to Section 6 “Purchases and Payment” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)	Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)	(2)	Not applicable.

(b)   The Fund does not expect any directors, officers or affiliates of the Fund or the Master Fund to tender Units pursuant to the Offer.  The Fund does not expect any affiliates of the Fund or the Master Fund to tender to the Master Fund, through the Taxable Fund, in response to the Taxable Fund’s repurchase offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a) -(b)	Not applicable.

(e)           The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Master Fund, any of the Fund’s or the Master Fund’s executive officers or directors, any person controlling the Fund or the Master Fund or any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund and any person with respect to any securities of the Fund or the Master Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans and Proposals.

(a)   Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)   Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)   Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a public offering, from time to time, of its Units. The Fund is a “feeder” fund that invests substantially all of its assets in the Master Fund.  The Master Fund has the same investment objective as the Fund.  All investments are made at the Master Fund level.  This structure is sometimes called a “master/feeder” structure.

The Fund does not have any plans, proposals or negotiations that relate to or that the Fund anticipates would result in: (1)  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or the Master Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund or the Master Fund (other than as the Fund or the Master Fund determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund and the Master Fund); (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of directors or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”); (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (10) any changes in the Fund’s governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7.	Source and Amount of Funds or Other Considerations.

(a) -(b) and (d)   Reference is hereby made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a)   Neither the Fund nor the Master Fund holds any Units in treasury.

(b)   Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in Section 8, there have not been any transactions involving the Units that were effected during the past 60 days by the Fund or the Master Fund, any executive officer or director of the Fund or the Master Fund, any person controlling the Fund or the Master Fund, any executive officer or director of any corporation ultimately in control of the Fund or the Master Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.  Within the past 60 business days the Fund has not sold any Units of interest.  The Master Fund issues interests to the Fund in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933, as amended, in amounts equal to the aggregate value of Units of the Fund sold to the public.  Within the past 60 business days, the Master Fund has issued to the Fund $0 in aggregate amount of interests.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)   No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)   The Fund’s financial information for the period ended March 31, 2009, and the Master Fund’s financial information for the period ended March 31, 2009, have been audited by O’Connor Davies Munns & Dobbins, LLP, and are incorporated herein by reference to the reports filed with the SEC on June 11, 2009, for the Fund and the Master Fund (File numbers 811-21964 and 811-21963, respectively).  Copies of the Fund’s and the Master Fund’s financial information may be found on the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund or the Master Fund at (212) 702-3500.

(b)   Not applicable.

Item 11.	Additional Information.

(a)	(1)	None

	(2)	None

	(3)	Not Applicable.

	(4)	Not Applicable.

	(5)	None

(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)	(1)	(i)	Offer to Purchase.

		(ii)	Form of Letter of Transmittal.

		(iii)	Letter to Members.

		(iv)	Form of Notice of Withdrawal of Tender.

(2) – (4)	Not applicable.

(5)	(i)	Audited Financial Statements of Rochdale Core Alternative Strategies Fund TEI LLC for the fiscal year ended March 31, 2009.*

	(ii)	Audited Financial Statements of Rochdale Core Alternative Strategies Master Fund LLC for the fiscal year ended March 31, 2009.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Incorporated by reference to each of the Fund’s and the Master Fund’s Annual Reports for the fiscal year ended March 31, 2009 on Form N-CSR, each as filed with the Securities and Exchange Commission on June 11, 2009.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rochdale Core Alternative Strategies Fund TEI LLC

By: /s/ Carl Acebes **
Carl Acebes
Chairman

August 24, 2009

**By: /s/ Kurt Hawkesworth
Kurt Hawkesworth
As attorney-in-fact
__________________
**           Pursuant to power of attorney dated February 1, 2007, and included as an exhibit to the Registration Statement on Form N-2, as amended, of Rochdale Core Alternative Strategies Fund LLC (1933 Act File No. 333-138071 and 1940 Act File No. 811-21965).

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to Members.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.